Exhibit 99.1

AuRico Gold Closes Previously Announced Private Placement

TORONTO, April 20, 2015 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ),("AuRico" or the "Company") today announced the closing of its previously announced non-brokered private placement pursuant to which Alamos Gold Inc. subscribed for approximately 27.9 million common shares of AuRico, representing approximately 9.9% of AuRico's outstanding common shares after giving effect to the private placement. The common shares were acquired at a price of US$2.99 per share, equal to AuRico's closing price on the New York Stock Exchange on April 10, 2015, for total gross proceeds to AuRico of approximately US$83.3 million.

The net proceeds from the private placement will be used by the Company for the advancement of its exploration and development projects and for general working capital.

The common shares issued pursuant to the private placement are subject to the Canadian resale rules which include a four-month restricted period before the common shares may become freely-tradeable within Canada.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Underground Project in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information: For further information please visit the AuRico Gold website at www.auricogold.com or contact: Anne Day, Vice President, Investor Relations and Communications, AuRico Gold Inc., 1-647-260-8880

CO: AuRico Gold Inc.

CNW 14:15e 20-APR-15